EXHIBIT 12

                           THE NEW YORK TIMES COMPANY

                       RATIO OF EARNINGS TO FIXED CHARGES

                                   (UNAUDITED)

                                                                                      YEARS ENDED
                                                          =====================================================================
                                                          DECEMBER 30,  DECEMBER 31,  DECEMBER 26,  DECEMBER 27,  DECEMBER 28,
(IN THOUSANDS, EXCEPT RATIO)                                      2001          2000          1999          1998          1997
                                                          =====================================================================
Earnings from continuing operations before fixed
charges

Income from continuing operations before income taxes
and income from joint ventures                                $332,204      $637,830      $501,912      $454,423      $384,655
Less gain on disposition of assets and other-net                 5,000        85,349            --        18,452        20,388
Distributed earnings from less than fifty percent owned
affiliates                                                      14,859        19,375        13,061        18,192        14,982
Less pre-tax preferred stock dividends                              --            --            --            --           129
                                                              --------      --------      --------      --------      --------
Adjusted pre-tax earnings from continuing operations           342,063       571,856       514,973       454,163       379,120
Fixed charges less capitalized interest                         64,069        80,876        63,313        56,029        54,805
                                                              --------      --------      --------      --------      --------
Earnings from continuing operations before fixed charges      $406,132      $652,732      $578,286      $510,192      $433,925
                                                              ========      ========      ========      ========      ========

Fixed charges

Interest expense, net of capitalized interest                 $ 51,405      $ 68,566      $ 52,503      $ 46,927      $ 45,039
Capitalized interest                                               459            --            --           173         5,394
Less pre-tax preferred stock dividends                              --            --            --            --           129
Portion of rentals representative of interest factor            12,664        12,310        10,810         9,102         9,895
                                                              --------      --------      --------      --------      --------
Total fixed charges                                           $ 64,528      $ 80,876      $ 63,313      $ 56,202      $ 60,199
                                                              ========      ========      ========      ========      ========

Ratio of earnings to fixed charges                                6.29          8.07          9.13          9.08          7.21
                                                              ========      ========      ========      ========      ========

Note: The Ratio of Earnings to Fixed Charges should be read in conjunction with the Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations in this Form 10-K.